UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 15F


CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                                                 Commission File Number: 0-30690


                                  EUROTRUST A/S
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             (Exact name of registrant as specified in its charter)


                       Kokhlom 3, DK 6000 Kolding Denmark
                               Tel: +45-7550-2475
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


  American Depository Shares, evidenced by American Depository Receipts, each representing one (1) ordinary share of EuroTrust A/S, nominal value DKK7.50
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            (Title of each class of securities covered by this Form)


Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:


    Rule 12h-6(a)          |_|           Rule 12h-6(d)           |_|
    (for equity securities)              (for successor registrants)

    Rule 12h-6(c)          |_|           Rule 12h-6(i)           |X|
    (for debt securities)                (for prior Form 15 filers)

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

                                     PART I

Item 1.      Exchange Act Reporting History

A. EuroTrust A/S, a corporation organised under the laws of Denmark (the "Company") first incurred the duty to file reports under Section 13(a) or
Section 15a(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on August 22, 1997 when the Company's American Depository Shares were listed on the NASDAQ National Market.

B. The Company effected suspension of its duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on pursuant to its filing of Form 15 on May 31, 2007, and accordingly has not filed or submitted any reports with the Securities and Exchange Commission ("SEC") for the twelve months preceding the filing of this Form 15F.

The Company has filed annual reports under Section 13(a) of the Exchange Act since the fiscal year 1997.

Item 2.      Recent United States Market Activity

The Company's securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the "Securities Act") during the twelve months preceding the filing of this form. The Company's securities were sold in the United States in a registered offering under the Securities Act in 1997 pursuant to a registration statement on Form F-1 (File No. 333-7092), filed on June 20, 1997.

Item 3.      Foreign Listing and Primary Trading Market

A. The Company's ordinary shares are listed on the AIM market of the London Stock Exchange ("AIM") in the United Kingdom, which singly constitutes the primary trading market for the ordinary shares.

B. The Company's ordinary shares were listed initially on AIM on May 30, 2007. The Company has maintained a listing of its ordinary shares on AIM for at least the 12 months preceding the filing of this form.

C. For the 12-month period beginning June 1, 2007 and ending May 31, 2008, the average daily trading volume ("ADTV") of the Company's common shares in on-exchange transactions on AIM represented approximately 100% of ADTV on a worldwide basis.

Item 4.      Comparative Trading Volume Data

Not applicable.

Item 5.      Alternative Record Holder Information

As of the close of business on June 9, 2008, there were 148 United States resident record holders of the Company's ordinary shares.

Item 6.      Debt Securities

Not applicable.

Item 7.      Notice Requirement

Not applicable.

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

Item 8.      Prior Form 15 Filers

The Company filed Form 15 to suspend its reporting obligations under the Exchange Act on May 31, 2007, and prior to the effective date of Rule 12h-6 of the Exchange Act.

                                     PART II

Item 9.      Rule 12g3-2(b) Exemption

The address of our internet website is www.eurotrust.dk.

                                    PART III

Item 10.     Exhibits

Not applicable.

Item 11.     Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

         (1) The average daily trading volume of its subject class of securities in the United States exceeded five percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

         (2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(h)(4)(ii) or Rule 12h-6(c); or

         (3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, EuroTrust A/S has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, EuroTrust A/S certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.


                                        EUROTRUST A/S

                                        By: /s/ Robert Skjodt
Date: June 9, 2008                          ------------------------------------
                                            Robert Skjodt
                                            Chief Executive Officer